Exhibit 99.1

TD Agrees to Settle Stanford Matter

TORONTO – February 27, 2023 – TD Bank Group (“TD”) (TSX and NYSE: TD) today announced that it has agreed to a settlement in principle (the "settlement" or "agreement") relating to litigation involving the Stanford Financial Group.

Upon final approval of the settlement by the Court, TD will pay $1.205 billion (USD) to the court-appointed receiver for the Stanford Receivership Estate. Under the terms of the agreement, TD has settled with the receiver, the Official Stanford Investors Committee, and other plaintiffs in the litigation and these parties have agreed to a bar order dismissing and releasing all current or future claims arising from or related to the Stanford matter.

As has been the case throughout these proceedings, TD expressly denies any liability or wrongdoing with respect to the multi-year Ponzi scheme operated by Stanford and makes no admission in connection to any Stanford matter as part of the settlement. TD provided primarily correspondent banking services to Stanford International Bank Limited and maintains that it acted properly at all times. TD elected to settle the matter to avoid the distraction and uncertainty of continuing a long legal proceeding. TD previously had a trial in Canada regarding the same Stanford matter, and the trial court ruled entirely in TD’s favor and found no liability. The Ontario Court of Appeal affirmed, and there is now an application for leave to appeal pending in the Supreme Court of Canada.

As a result of this settlement, TD will record a provision of approximately $1.2 billion (CAD) after tax in the first quarter of 2023. The amount will be reflected in TD's Corporate segment and treated as an item of note to reported results.

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward- looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis (“2022 MD&A”) in the Bank’s 2022 Annual Report under the heading “Economic Summary and Outlook”, under the headings “Key Priorities for 2023” and “Operating Environment and Outlook” for the Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking segments, and under the heading “2022 Accomplishments and Focus for 2023” for the Corporate segment, and in other statements regarding the Bank’s objectives and priorities for 2023 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “goal”, “target”, “may”, and “could”.

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: strategic, credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), operational (including technology, cyber security, and infrastructure), model, insurance, liquidity, capital adequacy, legal, regulatory compliance and conduct, reputational, environmental and social, and other risks. Examples of such risk factors include general business and economic conditions in the regions in which the Bank operates; geopolitical risk; inflation, rising rates and recession; the economic, financial, and other impacts of pandemics, including the COVID-19 pandemic; the ability of the Bank to execute on long-term strategies and shorter-term key strategic priorities, including the successful completion of acquisitions and dispositions, business retention plans, and strategic plans; technology and cyber security risk (including cyber-attacks, data security breaches or technology failures) on the Bank’s information technology, internet, network access or other voice or data communications systems or services; model risk; fraud activity; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third party service providers; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance; regulatory oversight and compliance risk; increased competition from incumbents and new entrants (including Fintechs and big technology competitors); shifts in consumer attitudes and disruptive technology; exposure related to significant litigation and regulatory matters; ability of the Bank to attract, develop, and retain key talent; changes to the Bank’s credit ratings; changes in foreign exchange rates, interest rates, credit spreads and equity prices; increased funding costs and market volatility due to market illiquidity and competition for funding; Interbank Offered Rate (IBOR) transition risk; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; environmental and social risk (including climate change); and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk Factors and Management” section of the 2022 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the heading “Significant Acquisitions” or “Significant Events and Pending Acquisitions” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, should be considered carefully when making decisions with respect to the Bank. The Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements. Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2022 MD&A under the heading “Economic Summary and Outlook”, under the headings “Key Priorities for 2023” and “Operating Environment and Outlook” for the Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking segments, and under the heading “2022 Accomplishments and Focus for 2023” for the Corporate segment, each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by assets and serves more than 27 million customers in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; Wealth Management and Insurance, including TD Wealth (Canada), TD Direct Investing, and TD Insurance; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 15 million active online and mobile customers. TD had $1.9 trillion in assets on October 31, 2022. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges

For more information:

Elizabeth Goldenshtein, Media Relations, elizabeth.goldenshtein@td.com, 647-325-3124; Brooke Hales, Head of Investor Relations, brooke.hales@td.com, 416-307-8647